

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Carmine Lekstutis, Esq.
Skadden, Arps, Slate,
  Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Prospect Capital Corporation (the "Fund")
        File Numbers 814-00659 & 333-164270

Dear Mr. Lekstutis:

        On November 19, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter of even date accompanied the filing. Your letter requests limited review in accordance with Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing. The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). The filing registers the offering, pursuant to Rule 415 under the Securities Act, of the Fund's common and preferred stocks, debt securities and warrants. The filing is intended to replace the Fund's current shelf registration statement and, accordingly, it has been submitted pursuant to the requirements of Rule 415(a)(6) under the Securities Act.

        Our comments regarding the filing are set forth below.

General

1.   We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

2.   In light of disclosure under the caption "Risk Factors – Risks Relating To Our Investment" regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than investments that they might make. Funds are also instructed to tailor their strategy discussion, not as generic statements of policy, rather they are to describe the specific instruments in which the fund invests or will invest principally, and to tailor the risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See Letter to Karrie McMillan,

Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

3.   The fee table on the facing page discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

4.   Although the Fund is classified as a non-diversified company, several references appear in the document indicating that the Fund continues to diversify its portfolio or that it is diversifying its portfolio. For example, see disclosure captioned "Risk Factors – Risks Relating to Our Investment." Please revise the disclosure.

Prospectus Cover

5.   Disclosure in the second paragraph references the Fund's intent to issue rights. Disclosure in Part C of the filing discusses the Fund's intent to reoffer rights not taken during a rights offering. Revise the disclosure to reflect the Fund's intent to engage in transferable and non-transferable rights offerings, as well as the risks to shareholders of the former.

Prospectus

6.   Disclosure captioned "Prospectus Summary – The Offering" indicates that the Fund may sell common stock, or warrants, options or rights to acquire the Fund's common stock, at a price below the current net asset value upon approval of the Fund's directors, including a majority of its independent directors, in certain circumstances. Revise the disclosure to indicate, if accurate, that shareholders have approved this policy, the duration of that approval, and the maximum discount to net asset value at which the Fund will issue such shares.

7.   Add disclosure that explains the securitization process more fully and disclose the risks to Fund shareholders, with respect to the following highlighted disclosure appearing under the caption "Risk Factors - Senior securities, including debt, expose us to additional risks, including the typical risks associated with leverage": "We currently use our revolving credit facility to leverage our portfolio and we expect in the future to borrow from and issue senior debt securities to banks <u>and other lenders and may</u> <u>securitize certain of our portfolio investments</u>." *(Emphasis added.)*

Also, add disclosure indicating:

- that the Fund's investments in, or holdings of, participations in securitizations, will not be included within the Fund's investment in eligible portfolio companies,

- that the Fund will invest or hold no more than 30% of its assets in securitizations,

- in plain English, the salient characteristics of a "debt securitization" and explain why the Fund may securitize loans, rather than sell them to a third party,

- the material differences between, and the consequences of, selling versus securitization transactions. In the alternative, disclose that there are no material differences,

- all the material risks of securitizations. Will the Fund hold any residual or subordinate interests?,

- all fees paid in connection with a securitization. Does the adviser benefit from a securitization arrangement? Does the "sale" to a special purpose vehicle or subsidiary trigger any gains (or losses) that are subject to an incentive fee?, and

- how the securitization affects the two hundred percent asset coverage requirement under the 1940 Act.

Further, advise the staff as to whether:

- the status under the 1940 Act of any subsidiary or special purpose vehicle used for the purpose of securitizing Fund assets. Will the subsidiary or SPV make a private offering of debt securities, or will it be a registered offering under the Securities Act? May that offering create the risk of liability to the Fund?, and

- the Fund proposes to consolidate the financials of the securitization subsidiary with that of the Fund.

8.   Add disclosure to the same discussion indicating that holders of the Fund's common shares bear all of the Fund's expenses, including the cost and expenses associated with leverage and securitizations.

9.   Revise a subsequent sub-caption which begins with the phrase "Failure to extend our existing credit facility, which is currently scheduled to expire . . ." by disclosing the fees the Fund incurs in connection with a credit facility.

10.   Disclosure sub-captioned "We need to raise additional capital to grow because we must distribute most of our income" states that: "We have sought additional capital by borrowing from financial institutions and may issue debt securities or additional equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, we could be limited in our ability to grow, which may have an adverse effect on the value of our common stock." (Emphasis added.) Explain the meaning of the underlined clause to the staff.

11.   Disclosure sub-captioned "Potential conflicts of interest could impact our investment returns" states that: "In the course of our investing activities, under the Investment Advisory Agreement we pay base management and incentive fees to Prospect

Capital Management, <u>and reimburse Prospect Capital Management for certain expenses it incurs.</u>" *(Emphasis added.)* No such reimbursements or waivers are referenced in the expense table. It is unclear whether any such expenses are included under "Other expenses." Confirm that no reimbursements or waivers were incurred by the Fund during the most recent fiscal year.

12.   The sub-captioned disclosure which begins with the phrase "Our incentive fee could induce Prospect . . ." discusses certain risk associated with the Fund's incentive fee. The incentive fee has two components (realized gains and net income) which combine with the base fee to form the total management fee paid to the Fund's advisor. As to each component of that fee, at an appropriate location, disclose when it is determined, the manner in which it is computed and when it is paid.

13.   Disclosure with the caption that begins with the sentence "Capital markets have recently been in a period of disruption and instability . . ." discusses the recent period of extreme market volatility. In light of the Fund's ability to invest in foreign securities, the disclosure should refer as well to the current uncertainty regarding certain Euro zone countries and, if deemed appropriate or relevant, the recent incident referred to by some as the "flash crash."

        Also, update the discussions appearing in this disclosure and elsewhere in the filing regarding shareholder approval to sell below net asset value.

14.   The second paragraph of the discussion under the caption that begins with the phrase "Regulations governing our operation . . ." discusses the Fund's ability to issue securities below net asset value. Revise that discussion to indicate the amount of dilution allowed, i.e., the maximum limit or, if applicable, the absence of any limit, and the effect on voting.

15.   The third paragraph of the discussion under the caption that begins with the phrase "Regulations governing our operation . . ." discloses that: "To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the loans by the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools." Confirm that these subsidiaries will be funded with whole loans, or whether they may include interests from other pools, and confirm that all such loans will be rated.

16.   If the Fund may invest in emerging or developing market securities, revise the discussion sub-captioned "Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments" to indicate that fact.

17.   Disclosure under the sub-caption that begins with the phrase "Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter . . ." discloses the following: "Although our bylaws include such a provision, such a provision may also be amended or eliminated by our Board of Directors at any time in the future,

provided that we will notify the Division of Investment Management at the SEC prior to amending or eliminating this provision." It is the view of the staff that opting in to the Maryland Control Share Acquisition Act would be acting in a manner inconsistent with §18(i) of the 1940 Act. The Fund should add disclosure to the above quoted disclosure that reflects the staff's position. *See Boulder Total Return Fund, Inc.* (pub. avail. Nov. 15, 2010).

18.   Update the "Senior Securities" table to reflect the latest issuance of convertible debt. Indicate whether the expense table takes into account the Fund's recent issuance of leverage.

19.   Disclosure captioned "Regulation" indicates that the Fund may invest up to 10% of its assets in other investment companies. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure. In addition, if the Fund may invest in the afore mentioned funds, add appropriate disclosure to the expense table.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, January 13, 2011